Filed Pursuant to Rule 433
Registration No. 333-133852

January 24, 2008

Investors May Contact:
Kevin Stitt, Bank of America, 704.386.5667
Lee McEntire, Bank of America, 704.388.6780
Leyla Pakzad, Bank of America, 704.386.2024

Reporters May Contact:
Scott Silvestri, Bank of America 1.980.388.9921
scott.silvestri@bankofamerica.com

Bank of America Corporation Prices $12 billion in Depositary Shares and Convertible Preferred Stock

Charlotte, N.C. - Bank of America Corporation today announced the pricing of its recent public offerings, raising $12 billion in capital, which was well above the original $6 billion offering due to strong investor interest.

Bank of America priced $6 billion in depositary shares, each of which represents a 1/25th interest in a share of fixed-to-floating Non-Cumulative Perpetual Preferred Stock, Series K.

The company will pay dividends on the Series K preferred stock on January 30 and July 30 of each year, beginning July 30, 2008 at a rate of 8.0 percent per annum through January 30, 2018, if and when declared by its board of directors.  Thereafter, the company will pay dividends on January 30, April 30, July 30, and October 30 at a floating rate equal to three-month LIBOR plus a spread of 3.63 percent per annum, in arrears, if and when declared by its board of directors.

The company also priced $6 billion in Non-Cumulative Perpetual Convertible Preferred Stock, Series L.  Each share of the Series L preferred stock will be convertible at any time, at the option of the holder, into 20 shares of Bank of America Corporation common stock, representing a $50.00 conversion price per common share.

Bank of America will pay dividends on the Series L convertible preferred stock quarterly in arrears on January 30, April 30, July 30, and October 30 of each year, beginning April 30, 2008, at a rate of 7.25 percent per annum, if and when declared by its board of directors.

At the option of the company, on or after January 30, 2013, the Series L convertible preferred stock will be subject to mandatory conversion into Bank of America common stock at the prevailing conversion rate, if the price of the company's common stock exceeds 130 percent of the then applicable conversion price for 20 trading days during any period of 30 consecutive trading days.

Bank of America intends to use the net proceeds for general corporate purposes. As a result of this offering, the company's pro forma Tier 1 capital ratio is expected to approach management's target of 8.0 percent.

The sole manager for the offering of Series L convertible preferred stock is Banc of America Securities LLC. Banc of America Securities LLC also serves as sole lead manager for the offering of the Series K preferred stock, with Morgan Stanley & Co., Incorporated, UBS Securities, LLC, Loop Capital Markets, LLC and The Williams Capital Group, L.P., serving as co-managers.

An copy of the final prospectus supplements and accompanying prospectuses may be obtained from Banc of America Securities LLC, Capital Markets by sending an e-mail to dg.prospectus_distribution@bofasecurities.com or a letter to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

Bank of America

Bank of America Corporation is a bank holding company and a financial holding company.  The company provides a diversified range of banking and nonbanking financial services and products throughout the United States and 175 foreign countries.  The company provides these services and products through three business segments:  Global Consumer and Small Business Banking, Global Corporate and Investment Banking, and Global Wealth and Investment Management.  Bank of America Corporation common stock (NYSE: BAC) is listed on the New York Stock Exchange.

http://www.bankofamerica.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.

Warning regarding forward looking statements

This press release contains forward looking statements within the meaning of the private securities litigation reform act of 1995 and the federal securities laws. These forward looking statements are based upon Bank of America's present expectations, but these statements and the implications of these statements are not guaranteed. For example, although this press release refers to the sale of $12 billion of preferred stock and convertible preferred stock, the amount of these offerings may change or these offerings may be withdrawn. Investors should not place undue reliance upon forward looking statements.

This press release contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company's businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations; 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made.  Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made.  For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.

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